I IN THE SKY, INC.

1315 5th Street South

Hopkins, MN  55313

VIA EDGAR CORRESPONDENCE

February 11, 2014

Larry Spirgel

Assistant Director

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:      I In The Sky Inc.

            Registration Statement on Form S-1/A

            Filed: February 5, 2014

            File No. 333-192272

Dear Mr. Spirgel:

Please consider this as our request to accelerate the effective date of the above-referenced registration statement for I In The Sky Inc. (the “Company”).  We request that the registration statement be made effective as of Thursday, February 13, 2014 at 5:00 p.m. (EST), or as soon thereafter as possible.

The Company affirms there have been no material events that require further disclosure.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

Additionally, the Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

I In The Sky Inc.

/s/ Michael Staples

________________________

Michael Staples, President